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                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                               dated May 16, 2001

                          LOGITECH INTERNATIONAL S.A.

                          Canton of Vaud, Switzerland

                (Jurisdiction of incorporation or organization)

                          Logitech International S.A.
                              Apples, Switzerland
                               c/o Logitech Inc.
                               6505 Kaiser Drive
                           Fremont, California 94555
                                 (510) 795-8500

         (Address and telephone number of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

     Form 20-F    X         Form 40-F ________ .
               ---------

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

     Yes  _______            No    X    .
                               ---------

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

           N.A.
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                          Logitech International S.A.
                                    Form 6-K

     On May 15, 2001, Logitech International S.A. issued the press release attached hereto as Exhibit 99.1. The information in the press release is incorporated herein by reference.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  LOGITECH INTERNATIONAL S.A.

                                  By: /s/ Guerrino De Luca
                                      ----------------------------------
                                      Guerrino De Luca
                                      President and Chief Executive Officer


                                  By: /s/ Kristen M. Onken
                                      --------------------
                                      Kristen M. Onken
                                      Chief Financial Officer,
                                      Chief Accounting Officer,
                                      and U.S. Representative

Date: May 16, 2001